Exhibit 99.1

PRESS RELEASE

Gauzy Announces Court-Approved Resolution of Legacy Debt Following Overwhelming 98.96% Creditor Vote, Including 100% of Secured Lenders

District Court Lifts Automatic Stay and Resolves All Legacy Debt-Related Legal Proceedings as Settlement Settles Approximately $61 Million in Pre-Petition Debt (100% Thereof); $7 Million in New Capital Committed; Company Emerges with a Fortified Balance Sheet and Sharpened Focus on Growth

TEL AVIV, Israel, September 18, 2026 — Gauzy Ltd. (Nasdaq: GAUZ) (“Gauzy” or the “Company”), a global leader in light and vision control technology, today announced a critical resolution to its balance sheet: the Tel Aviv-Jaffa District Court (the “Court”) has granted final approval, effective September 8, 2026, of the Company’s comprehensive debt settlement (the “Settlement”) under Israel’s Insolvency and Economic Rehabilitation Law, 5758-2018, in Insolvency Proceeding No. 51175-03-26. The decision draws a definitive line under a legacy capital structure and clears the way for Gauzy to operate as a debt-settled, well-capitalized public company squarely focused on its core Smart Glass business.

Settlement Highlights

●	Overwhelming Creditor Mandate: Creditors representing 98.96% of voting claims across every class voted in favor of the Settlement — including 100% of the Company’s secured lenders, OIC Investment Agent LLC and Bank Mizrahi-Tefahot Ltd. — reflecting near-unanimous support for management’s restructuring plan.

●	Approximately $61 Million of Legacy Debt Fully and Finally Resolved: The Settlement, court-confirmed on September 8, 2026, resolves substantially all of the Company’s pre-petition liabilities — secured, employee, institutional-priority and general unsecured claims alike — under a single, court-sanctioned structure.

●	$7 Million of New Equity Capital Committed: The Company has received a binding commitment for a $7 million equity investment (PIPE) led by management as a part of the court approved Settlement. The PIPE is intended to fund immediate working capital, professional fees and priority employee obligations, and putting the Settlement on a fully-financed footing.

●	Insolvency Stay Lifted; Legacy Legal Matters Resolved; Balance Sheet De-Risked: With final Court approval now obtained, the automatic stay under Israeli insolvency law has been lifted, all legacy debt claims, executions and legal proceedings against the Company have been resolved, settled or withdrawn, and the Company’s previously scattered secured claims are being consolidated into a single, unified security structure administered by the Settlement trustees, which will be released in full as the Company completes its repayment obligations.

An Overwhelming Mandate from Every Class of Creditor

As previously, announced, the Settlement was put to a vote of the Company’s creditors at a meeting convened under the supervision of the Official Receiver and Insolvency Commissioner, following extensive negotiation among the Company, its secured lenders, its employees, and its general creditor base. The result was decisive: 98.96% of voting claims, across all classes, were cast in favor — anchored by unanimous, 100% approval from the Company’s secured lending group. Management views this outcome as a powerful vote of confidence in Gauzy’s underlying business, its technology leadership, and the credibility of the go-forward plan negotiated with the Settlement trustees, Adv. Ehud Gindes and Adv. (CPA) Simion Keidar.

Creditor Class	Approval Vote
Secured lenders (OIC Investment Agent LLC and Bank Mizrahi-Tefahot Ltd.)	Approved

Employees	Approved

Priority institutional creditors	Approved

General unsecured creditors	Approved

All classes, combined	98.96%

Resolution of Approximately $61 Million in Legacy Liabilities

The Settlement addresses the full spectrum of the Company’s pre-petition capital structure. In the aggregate, approximately $61 million of legacy liabilities — accumulated obligations to secured lenders, employees, Israeli governmental institutions, and general trade and other unsecured creditors in Israel, the United States and Germany — are resolved under the Settlement, replacing a fragmented, contested debt stack with a single, court-approved, fully consensual arrangement. Amounts below are approximate and rounded, consistent with the Settlement documentation, and remain subject to final adjudication of debt claims by the Settlement trustees.

Legacy Liability Component	Amount	% of Total
Secured claims (OIC Investment Agent LLC and Bank Mizrahi-Tefahot Ltd.)	~$48.0 million	~79%
Employee claims (priority)	~$4.0 million	~7%
Priority claims to Israeli governmental institutions	~$2.9 million	~5%
General unsecured claims (Israel, U.S. and Germany)	~$5.5 million	~9%
Total pre-petition liabilities resolved	~$61.0 million	100%

$7 Million of New Equity Capital and a Fortified Balance Sheet

To ensure the Settlement is fully financed from day one, Gauzy has received a binding commitment for $7 million of new equity capital through a private investment in public equity (PIPE) led by Chief Executive Officer Eyal Peso together with other investors aligned with management. Of the proceeds, up to $4 million is earmarked to promptly and fully satisfy the Company’s priority employee claims, with the balance funding working capital, professional costs of the Settlement process and general corporate purposes. The new equity capital places Gauzy’s near-term liquidity on a fully-funded basis independent of the legacy claims which will be settled in accordance with the terms of the debt settlement arrangement.

Insolvency Stay Lifted and Legacy Legal Proceedings Resolved

Final Court approval terminates the automatic stay of proceedings that had applied under Israel’s Insolvency and Economic Rehabilitation Law since the process began. As a result, all claims, executions, attachments and legal proceedings brought — or that could have been brought — against the Company in respect of its pre-petition liabilities have been fully and finally settled, resolved or withdrawn pursuant to the Settlement, and creditors bound by the Settlement are precluded from pursuing independent legal action in respect of such legacy claims outside its framework. Security interests that were previously held individually by the Company’s secured creditors are being consolidated into a single, unified security arrangement administered by the Settlement trustees to support the Company’s obligations under the new equity investment and repayment structure described below, and are to be released in full as the Company completes those obligations. The result is a Company that, for the first time in this process, is free to run its day-to-day operations, capital planning and customer commitments without the overhang of contested legacy claims or active creditor litigation.

Post-Settlement Ownership and Exit Value Participation

Upon completion of the related management buyout, Gauzy’s fully diluted share capital will be held as follows:

Post-Settlement Fully-Diluted Ownership	Percentage
Management (via Management Buyout)	50%
Creditors (in respect of settled legacy claims)	20%
Existing shareholders (pre-Settlement holders)	30%

Beyond this initial allocation, the Settlement gives creditors a further source of recovery during the term of the Settlement: 70% of the net proceeds of any Exit Event (as defined in the Settlement, generally including a sale, merger or similar liquidity event) will be applied to the Settlement fund for the benefit of creditors, up to the amount then required to satisfy the Company’s outstanding obligations under the Settlement, with the remainder retained by the Company and/or its shareholders.

A Structured, Six-Year Path to Full Resolution

Beginning April 1, 2027, the Company will make monthly payments into the Settlement fund over a 72-month (six-year) period: $200,000 per month for the first 24 months, $250,000 per month for the following 24 months, and $300,000 per month for the final 24 months — aggregate nominal payments of approximately $18 million over the life of the Settlement — supplemented, as applicable, by Exit Event proceeds as described above. Priority employee claims of approximately $4 million are being satisfied promptly out of the new equity investment proceeds, ahead of this schedule.

Management Commentary

“A 99% creditor vote — with every single one of our secured lenders voting in favor — is about as close to unanimous as a restructuring gets, and it is a direct reflection of the trust our creditors, our employees, our shareholders and our secured lenders place in this Company and in where we are headed,” said Eyal Peso, Chief Executive Officer of Gauzy. “Legacy debt is behind us. Roughly $61 million of pre-petition claims are fully and finally resolved, every lien our secured lenders held is being folded into a single structure that unwinds as we pay it down, and every pending legacy legal proceeding is resolved. With $7 million of new equity capital committed and a capital structure our team, our creditors and our shareholders all now share in, we are turning one hundred percent of our attention back to what has always defined Gauzy: our core ADAS/CMS product range for commercial vehicles, and our state-of-the-art, industry-proven Smart Glass technologies for our world-class customers across automotive, aeronautics and architecture.”

“This outcome reflects month of disciplined, good-faith negotiation among the Company, its secured lenders, its employees and its broader creditor base,” said Adv. Ehud Gindes, joint court-appointed Settlement trustee. “A 99% vote in favor, anchored by unanimous support from the secured creditor class, gave the Court a clear and well-supported basis to grant final approval and to settle 100% of its outstanding debt.”

“Following intensive efforts by all parties involved, a comprehensive and balanced Settlement arrangement has been achieved. It provides creditors with tangible repayment sources, meaningful equity participation, and a share in the Company’s future value, while supporting the Company’s continued operations and rehabilitation. This outcome is designed to maximize creditor recoveries and preserve the Company’s employees, operations, and valuable assets” said Adv. (CPA) Simion Keidar, joint court-appointed Settlement trustee

Looking Ahead

With its legacy balance sheet resolved and new capital committed, Gauzy is sharpening its strategic focus on two core pillars: its ADAS/CMS (Advanced Driver-Assistance Systems and Camera Monitor Systems) product range for commercial vehicles, and its Smart Glass light and vision control technologies serving the automotive, aeronautics and architecture segments. The Company intends to concentrate its resources and go-to-market efforts on these core product lines, and on converting its existing order backlog and pipeline with global customers into revenue growth. The Company will continue to provide updates on its financial position and operating performance in its ongoing filings with the U.S. Securities and Exchange Commission (the “SEC”).

Separately, the Company’s French subsidiaries remain subject to ongoing court-supervised rehabilitation proceedings in France, including the appeals the Company filed against the decisions to open the rehabilitation proceedings and the decision to grant Vision Systems assets. Gauzy continues to work closely with the relevant stakeholders toward a successful exit from those proceedings, and believes the Settlement equips the Company with important tools to support that effort — including fresh capital and the opportunity to pledge assets held by its French subsidiaries to help fund a continuation plan for their business. The Company will provide a further update on the impact and developments regarding its French operations in due course.

About Gauzy

Gauzy is a pioneering technology company that develops, manufactures and markets Light and Vision control (Smart Glass) solutions based on smart materials and electronic systems technology, enabling dynamic, on-demand control of light transmission, glare and privacy across a wide range of applications. The Company operates through four business units — Architecture, Automotive, Aviation and Rail/Transportation — supplying advanced glazing, dimming and sensing technologies to leading global brands, including Ferrari, Airbus, Boeing and Mercedes, across more than 60 countries. Gauzy’s ordinary shares trade on the Nasdaq Global Market under the ticker symbol “GAUZ.” The Company is headquartered in Tel Aviv, Israel, with subsidiaries and operations in France, Germany, the United States and additional markets worldwide. For more information, visit www.gauzy.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements include, without limitation, statements regarding the anticipated effects, benefits and long-term impact of the Settlement; the Company’s committed new equity investment and capital structure; the timing and amount of future payments under the Settlement; the release of security interests upon completion of the Company’s obligations; participation in any future Exit Event; the Company’s liquidity, ability to continue as a going concern, and future business, financial condition and results of operations; and the Company’s strategic priorities and growth plans. These statements are often identified by words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “intend,” “plan,” “continue,” “project,” “target,” “outlook” and similar expressions, or their negatives, though not all forward-looking statements contain these words. Such statements are based on management’s current expectations and beliefs and are subject to significant risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied, including, among others: the risk that actual claims ultimately allowed in the insolvency proceeding, or their treatment, may differ from current estimates; the Company’s ability to satisfy its payment and other obligations under the Settlement and the new equity investment arrangements over their respective terms; the occurrence (or non-occurrence) and timing of any Exit Event; the Company’s ability to maintain compliance with Nasdaq continued listing requirements; the Company’s ability to execute on its business strategy and convert backlog into revenue; competitive, technological and market developments affecting the smart glass, architecture, automotive, aviation and rail industries; general economic, financial and geopolitical conditions in Israel and the other jurisdictions in which the Company operates; and other risks and uncertainties described in the Company’s Annual Report on Form 20-F and in its other filings and furnishings with the SEC, including its reports on Form 6-K. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Investor & Media Contact:

Amanda Yevdaev, EVP Marketing

Gauzy Ltd.

PR@gauzy.com

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